UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934

                                (Amendment No. 1)

                          Molecular Devices Corporation
                          -----------------------------
                                (Name of Issuer)

                      Common Stock, no par value per share
                      ------------------------------------
                         (Title of Class of Securities)



                                    60851C107
                                    ---------
                                 (CUSIP Number)



The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the reminder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




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                                                    Page 2 of 8 pages


CUSIP NO.    60851C107             13G


1.    Name of Reporting Person            General Atlantic Investments Limited
      S.S. or I.R.S. Identifica-
      tion No. of Above Person


2.    Check the Appropriate Box                                          (a) [ ]
      if a Member of a Group                                             (b) [X]


3.    S.E.C. Use Only


4.    Citizenship or Place of Organization                  Bermuda


Number of Shares      (5)     Sole Voting Power             0

Beneficially          (6)     Shared Voting Power           0

Owned by Each         (7)   Sole Dispositive Power          0

Reporting Person      (8)   Shared Dispositive Power        0


9.    Aggregate Amount Beneficially Owned by Each Reporting Person

            0


10.   Check if the Aggregate Amount in Row (9) Excludes Certain
      Shares                                                                 [ ]


11.   Percent of Class Represented by Amount in Row 9                0  %



12.   Type of Reporting Person                        CO





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                                                    Page 3 of 8 pages




CUSIP NO.    60851C107             13G


1.    Name of Reporting Person            General Atlantic Partners II, L.P.
      S.S. or I.R.S. Identifica-
      tion No. of Above Person


2.    Check the Appropriate Box                                          (a) [X]
      if a Member of a Group                                             (b) [ ]


3.    S.E.C. Use Only


4.    Citizenship or Place of Organization                  Delaware


Number of Shares      (5)     Sole Voting Power                   0

Beneficially          (6)     Shared Voting Power                 0

Owned by Each         (7)     Sole Dispositive Power              0

Reporting Person      (8)     Shared Dispositive Power            0



9.    Aggregate Amount Beneficially Owned by Each Reporting Person

            0


10.   Check if the Aggregate Amount in Row (9) Excludes Certain
      Shares                                                                 [ ]


11.   Percent of Class Represented by Amount in Row 9                0  %



12.   Type of Reporting Person                        PN






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                                                    Page 4 of 8 pages


CUSIP NO.    60851C107              13G


1.    Name of Reporting Person            GAP-MDC I, L.P.
      S.S. or I.R.S. Identifica-
      tion No. of Above Person


2.    Check the Appropriate Box                                          (a) [X]
      if a Member of a Group                                             (b) [ ]


3.    S.E.C. Use Only


4.    Citizenship or Place of Organization                  Delaware


Number of Shares      (5)     Sole Voting Power                   0

Beneficially          (6)     Shared Voting Power                 0

Owned by Each         (7)     Sole Dispositive Power              0

Reporting Person      (8)     Shared Dispositive Power            0



9.    Aggregate Amount Beneficially Owned by Each Reporting Person

            0


10.   Check if the Aggregate Amount in Row (9) Excludes Certain
      Shares                                                                 [ ]


11.   Percent of Class Represented by Amount in Row 9                0  %



12.   Type of Reporting Person                        PN

                                                    Page 5 of 8 pages


CUSIP NO.    60851C107             13G


1.    Name of Reporting Person            GAP-MDC II, L.P.
      S.S. or I.R.S. Identifica-
      tion No. of Above Person


2.    Check the Appropriate Box                                          (a) [X]
      if a Member of a Group                                             (b) [ ]


3.    S.E.C. Use Only


4.    Citizenship or Place of Organization                  Delaware


Number of Shares      (5)     Sole Voting Power                   0

Beneficially          (6)     Shared Voting Power                 0

Owned by Each         (7)     Sole Dispositive Power              0

Reporting Person      (8)     Shared Dispositive Power            0


9.    Aggregate Amount Beneficially Owned by Each Reporting Person

            0


10.   Check if the Aggregate Amount in Row (9) Excludes Certain
      Shares                                                                 [ ]


11.   Percent of Class Represented by Amount in Row 9                0  %



12.   Type of Reporting Person                        PN

                                                    Page 6 of 8 pages





CUSIP NO.    60851C107


Item 1.      (a)   Name of Issuer
                   --------------
             Molecular Devices Corporation

             (b)   Address of Issuer's Principal Executive Offices
                   -----------------------------------------------
             1311 Orleans Drive
             Sunnyvale, CA  94089

Item 2.      (a)   Names of Persons Filing
                   -----------------------
             General Atlantic Investments Limited ("GAIL")
             General Atlantic Partners II, L.P. ("GAP II")
             GAP-MDC I, L.P. ("MDC I")
             GAP-MDC II, L.P. ("MDC II" and, collectively with GAIL, GAP II and MDC I, the "Reporting Persons")

             (b)   Address of Principal Business Office
                   ------------------------------------
             For GAIL:

             Washington Mall II
             Church Street
             Hamilton 5, Bermuda

             For GAP II, MDC I and MDC II:

             c/o General Atlantic Service Corporation
             3 Pickwick Plaza
             Greenwich, CT 06830

             (c)   Citizenship
                   -----------
             GAIL -- Bermuda
             GAP II, MDC I and MDC II -- Delaware

             (d)   Title of Class of Securities
                   ----------------------------
             Common Stock, no par value per share (the "Shares")

             (e)   CUSIP Number
                   ------------
             60851C107







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                                                    Page 7 of 8 pages



CUSIP NO.    60851C107


Item 3. This statement is not filed pursuant to either Rule 13d-1(b) or 13d- 2(b).

Item 4. As of December 31, 1996, GAIL, GAP II, MDC I and MDC II no longer own any Shares.

Item 5.      Ownership of Five Percent or Less of a Class
             --------------------------------------------
             This statement is being filed to report the fact that the Reporting Persons have ceased to be the beneficial owners of more than five percent of the Shares.

Item 6.      Ownership of More than Five Percent on Behalf of Another Person
             ---------------------------------------------------------------
             Not applicable.

Item 7.      Identification and Classification of Subsidiary Which Acquired the
             ------------------------------------------------------------------
             Security Being Reported on By the Parent Holding Company
             --------------------------------------------------------
             Not applicable.

Item 8.      Identification and Classification of Members of the Group
             ---------------------------------------------------------
             See Item 4.

Item 9.      Notice of Dissolution of Group
             ------------------------------
             Not applicable.

Item 10.     Certification
             -------------
             Not applicable.


            [REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]







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                                                    Page 8 of 8 pages



                               SIGNATURES

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                      GENERAL ATLANTIC INVESTMENTS LIMITED


                        By:      /s/ Craig Mayor
                             ------------------------------------
                             Craig Mayor
                             Treasurer


                       GENERAL ATLANTIC PARTNERS II, L.P.


                        By:   GENERAL ATLANTIC PARTNERS, LLC
                              its General Partner


                              By:      /s/ Stephen P. Reynolds
                                   ------------------------------------
                                   Stephen P. Reynolds,
                                   a Managing Member


                        GAP-MDC I, L.P.


                        By:      /s/ Stephen P. Reynolds
                             ------------------------------------
                             Stephen P. Reynolds,
                             General Partner


                        GAP-MDC II, L.P.


                        By:     /s/ Stephen P. Reynolds
                             ------------------------------------
                             Stephen P. Reynolds,
                             General Partner